Ropes & Gray LLP Draft 5/16/07
Privileged and Confidential
Attorney-Client Communication
Exhibit (a)(1)(J)
ELECTION FORM AND TERMS AND CONDITIONS OF ELECTION
To: Boston Scientific Corporation
I have received the Offer to Exchange dated May 22, 2007, this Election Form, the form of Deferred Stock Unit Award (the “Award”) and the 2003 Long Term Incentive Plan, as amended (the “Stock Plan”).
Boston Scientific has informed me that if I elect to participate in the offer, I will exchange some or all of my outstanding option grants with an exercise price equal to or greater than U.S. $25.00 (“eligible options”) for certain deferred stock units, or DSUs, as described in the Offer to Exchange, covering a lesser number of shares of Boston Scientific common stock, as set forth in the table of my eligible options contained in this website. Boston Scientific has further informed me that each DSU award will be unvested as of its grant date and will have a new vesting schedule, regardless of whether the exchanged option was vested in whole or in part prior to the exchange. Boston Scientific has advised me that I must continue to provide service to Boston Scientific or one of its subsidiaries through the required vesting periods to become entitled to receive or retain the underlying shares of common stock vesting at the end of each vesting period.
I have reviewed the table of my eligible options contained on the “Eligible Options” page of this website, and I confirm that I hold the options listed. I have indicated by checking “Exchange” for each of the eligible options listed on the “Eligible Options” screen of this website that I am electing to exchange. By completing and submitting this Election Form, (i) I hereby elect to exchange all of the eligible options I have so indicated, and (ii) I hereby agree to the terms and conditions set forth in the Offer to Exchange and Election Form. For each eligible option I have elected to exchange, Boston Scientific has informed me that I will receive, upon the terms and subject to the conditions in the Offer to Exchange and this Election Form (which together constitute the “offer”), an award for the number of Boston Scientific DSUs set forth in the table on the “Eligible Options” page of this website. Boston Scientific has informed me that if I have accessed the website but have not indicated my election by checking either “Exchange” or “Do Not Exchange” in the table on the “Eligible Options” page of this website, Boston Scientific will be entitled to assume I am not participating in the exchange offer.
If, before the expiration of the offer, I wish to exercise some or all of the eligible options I am electing to exchange, I acknowledge that as a result of exercising such options they will no longer be available for exchange.
I acknowledge that upon the occurrence of any of the conditions set forth in Part III, Section 7 of the Offer to Exchange, Boston Scientific may terminate or amend the offer and postpone its acceptance and cancellation of any eligible options I elect for exchange.
I acknowledge that the DSUs will be subject to the terms and conditions set forth in the Stock Plan and the Award, which will constitute an agreement between Boston Scientific and me. I have reviewed a form of the Award provided to me or made available on the “Boston Scientific Employee Stock Option Exchange Program” internet portal website at https://www.corp-action.net/Bostonscientific/. Boston Scientific will send me a final Award (with all the blanks filled in) after the grant date.
I hereby represent and warrant that I have full power and authority to elect to exchange the options exchanged hereby and that, when and to the extent such options are accepted for exchange by Boston Scientific, such options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such options will not be subject to any adverse claims. Upon request, I will execute and deliver any additional documents deemed by Boston Scientific to be necessary or desirable to complete the exchange of the options I am electing to exchange.
All authority conferred or agreed to be conferred by this Election Form shall not be affected by, and shall survive, my death or incapacity, and all of my obligations hereunder shall be binding upon my heirs, personal representatives, successors and assigns.
By indicating I have reviewed and accepted this Election Form, I acknowledge that my election to exchange my eligible options pursuant to the procedure(s) described in Part III, Section 4 of the Offer to Exchange and in the instructions to this Election Form will constitute my acceptance of the terms and conditions of the offer. Boston Scientific’s acceptance for exchange of options offered to be exchanged pursuant to the offer will constitute a binding agreement between Boston Scientific and me, upon the terms and subject to the conditions of the Offer to Exchange and this Election Form.
I acknowledge that I expect no financial compensation from the exchange and cancellation of my options. I also acknowledge that in order to participate in the offer I must be an eligible employee of Boston Scientific or one of its subsidiaries from the date when I elect to exchange my eligible options through the date when the DSUs are granted and otherwise be eligible to participate under the Stock Plan. I further acknowledge that (i) if I do not remain an eligible employee through the time that the options are accepted for exchange, I will not receive any DSUs for the options that I elected to exchange but I will keep my options subject to their terms and conditions and (ii) if I do not remain an eligible employee after the options I elect to exchange are accepted for exchange and before the DSUs vest, I will forfeit both my DSUs and the options I elected to exchange.
I hereby give up all ownership interest in the options that I elect to exchange, and I have been informed that they will become null and void on the date Boston Scientific accepts my options for exchange. I agree that I will have no further right or entitlement to purchase shares of Boston Scientific’s common stock under the eligible options accepted by Boston Scientific for exchange or have any other rights or entitlements under such options.
In the event I elect to change my election from “Exchange” to “Do Not Exchange” for any of my option grants, I understand that I will be withdrawing my earlier election to exchange the options previously marked “Exchange” by changing the election to “Do Not Exchange”.
If I withdraw my election either by changing an “Exchange” to a “Do Not Exchange” or by sending in a paper format withdrawal, I understand that I will not receive any deferred stock units for, and will continue to hold, the options withdrawn from the offer, which will continue to be governed by the terms and conditions of the applicable existing stock option agreement(s) between Boston Scientific and me.
I understand that if I wish to change this withdrawal of my tendered options and once again accept the offer for any option grants that I have withdrawn, I must log on to the “Boston Scientific Employee Stock Option Exchange Program” internet portal website at https://www.corp-action.net/Bostonscientific/ again and select “Exchange” for the options I elect to exchange.
I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable on the date Boston Scientific accepts my options for exchange.
I acknowledge that Boston Scientific has advised me to consult with my own advisors as to the consequences of participating or not participating in the offer to exchange.
PLEASE PRINT A COPY OF THIS DOCUMENT FOR YOUR RECORDS

INSTRUCTIONS AND AGREEMENTS
FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER
     1. Receipt of Election to Exchange. Mellon must receive your election to exchange either through the website or in paper format before the offer expires, which is currently scheduled for 11:59 p.m., Eastern Daylight Savings Time, on June 18, 2007. Any Election Form received after that time will not be accepted.
The method of delivery of any document is at your election and risk. If you choose to submit your election through the website, your election will be effective upon Mellon Investor Services’ (“Mellon”) receipt. Print a copy of the election confirmation page generated on the website for your records. If you choose to submit your election in paper format, your election will be effective only if Mellon receives the paper election before the offer expires. We recommend that you use registered mail with return receipt requested, or another method which can be tracked by the delivery carrier, and properly insure your package. In all cases, you should allow sufficient time to ensure timely delivery.
We will not accept any alternative, conditional or contingent offers to exchange options. All eligible employees electing to exchange options, by execution of election forms, waive any right to receive any notice of the acceptance of their election to exchange, except as provided for in the offer to exchange.
     2. Withdrawal of Election. Elections to exchange made pursuant to the offer may be withdrawn at any time prior to the expiration of the offer. If the offer is extended by Boston Scientific beyond that time, you may withdraw your election at any time until the extended expiration date of the offer. In addition, although Boston Scientific currently intends to accept your validly tendered options promptly after the expiration of the offer, unless Boston Scientific accepts and cancels your tendered eligible options before 11:59 p.m., Eastern Daylight Savings Time, on July 16, 2007, you may withdraw your tendered options at any time until July 16, 2007. To withdraw your tendered options after the expiration of the offer when the website will become inaccessible, you must deliver notice of your withdrawal with the required information while you still have the right to withdraw the election. Note that any withdrawal will not be honored once Boston Scientific has accepted the offer and cancelled the options you have elected to exchange. Withdrawal elections may not be rescinded and any eligible options withdrawn from the offer will thereafter be deemed not properly tendered for purposes of the offer. To re-elect to exchange options that you have withdrawn, you must again follow the procedures described in these instructions to finalize a new election prior to the expiration of the offer.
     3. Requests for Assistance or Additional Copies. If you have any questions or need assistance, or would like to request additional copies of the Offer to Exchange or this Election Form, please telephone Mellon in the United States at 800-718-2943 or internationally at 201-680-6670. All copies will be furnished promptly at Boston Scientific’s expense.
     4. Irregularities. All questions as to the number of options to be accepted for exchange and the number of deferred stock units to be granted, and any questions as to form of documents and the validity (including eligibility and time of receipt), form and acceptance of any options elected to be exchanged will be determined by Boston Scientific in its sole discretion, which determinations shall be final and binding on all interested persons. Boston Scientific reserves the right to reject any or all elections to exchange options that Boston Scientific determines not to be in appropriate form or the acceptance of which may, in the opinion of Boston Scientific’s counsel, be unlawful. Boston Scientific also reserves the right to waive any of the conditions of the offer and any defect or irregularity in any election to exchange options, and Boston Scientific’s interpretation of the terms of the offer (including these instructions) will be final and binding on all parties. No election to exchange options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with an election to exchange options must be cured within such time as Boston Scientific shall determine. Neither Boston Scientific nor any other person is or will be obligated to give notice of any defects or irregularities in the election to exchange options, and no person will incur any liability for failure to give any such notice.
     5. Additional Documents to Read. You should be sure to read the Offer to Exchange, the Election Form, these Instructions, the Stock Plan and the form of Award before deciding to participate in the offer.
     6. Important Tax Information. You should consult your own tax advisor and financial advisors and review Part III, Section 14 of the Offer to Exchange, which contains important U.S. federal income tax information. If you live or work outside the United States, or are otherwise subject to a tax liability in a foreign jurisdiction, you should review Part III, Section 15 and Appendix B to the Offer to Exchange for a discussion of the tax consequences which may apply to you.
     7. Data Privacy. By accepting the offer, you hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, Boston Scientific and/or any affiliate for the exclusive purpose of implementing, administering and managing your participation in the offer.
You have been advised that Boston Scientific and/or any affiliate may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the purpose of implementing, administering and managing Boston Scientific’s stock and other employee benefit plans and this offer (“Data”). You have been advised that Data may be transferred to any third parties assisting in the implementation, administration and management of the offer, that these recipients may be located in your country, or elsewhere, and that the recipient’s country may have different data privacy laws and protections than in your country. You have been advised that you may request a list with names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Boston Scientific’s stock and other employee benefit plans and this offer. You have been advised that Data will be held only as long as is necessary to implement, administer and manage your participation in the stock and other employee benefit plans and this offer. You have been advised that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or if you are a resident of certain countries, refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. You have been advised that refusing or withdrawing your consent may affect your ability to participate in this offer.
     8. Acknowledgement and Waiver. By accepting this offer, you acknowledge that: (i) the offer is established voluntarily by Boston Scientific, it is discretionary in nature and it may be extended, modified, suspended or terminated by Boston Scientific at any time, as provided in the offer; (ii) the grant of deferred stock units is voluntary and occasional and does not create any contractual or other right to receive future grants of deferred stock units or options, or benefits in lieu of deferred stock units or options, even if deferred stock units or options have been granted repeatedly in the past; (iii) all decisions with respect to future grants under any Boston Scientific stock plan, if any, will be at the sole discretion of Boston Scientific; (iv) your acceptance of the offer will not create a right to employment or be interpreted to form an employment agreement with Boston Scientific, its subsidiaries or its affiliates and will not interfere with our ability to terminate your employment relationship at any time with or without cause; (v) your acceptance of the offer is voluntary; (vi) the future value of Boston Scientific’s shares is uncertain and cannot be predicted with certainty; (vii) the offer, the exchanged options and the deferred stock units are outside the scope of your employment contract, if any, and are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments; (viii) if you accept the offer and receive an award of deferred stock units and ultimately obtain shares of Boston Scientific common stock pursuant to such award, the value of the shares acquired may increase or decrease in value; (ix) you have been advised the risks associated with your participation in the offer as described in “Certain Risks of Participating in the Offer” contained in the Offer to Exchange; and (x) no claim or entitlement to compensation or damages arises from diminution in value of any deferred stock units (compared to the exchanged options or otherwise) you may receive as a result of participating in the offer and you irrevocably release Boston Scientific and its subsidiaries and affiliates from any such claim that may arise.
     9. Tax Liability. Regardless of any action that Boston Scientific, its subsidiaries or its affiliates take with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related withholding obligations (“tax obligations”), you acknowledge that the ultimate liability for all tax obligations legally due by you is and remains your sole responsibility and that Boston Scientific, its subsidiaries and its affiliates (i) make no representations or undertakings regarding the treatment of any tax obligations in connection with any aspect of the cancellation of eligible options or the grant of deferred stock units, the vesting of deferred stock units and delivery of shares of common stock upon vesting of the deferred stock units, the subsequent sale of shares of Boston Scientific common stock acquired pursuant to the deferred stock units and the receipt of any dividends; and (ii) do not commit to structure the terms of the offer, including cancellation of the eligible options and/or the grant of deferred stock units, to reduce or eliminate your liability for tax obligations.
You agree to pay or make adequate arrangements satisfactory to Boston Scientific, its subsidiaries and its affiliates to satisfy all withholding obligations of Boston Scientific, its subsidiaries and its affiliates for your tax obligations. In this regard, you authorize Boston Scientific, its subsidiaries and its affiliates, at their discretion and if permissible under local law, to satisfy their obligation to withhold the tax obligations legally payable by you by one or a combination of the following: (i) by withholding from the shares of Boston Scientific common stock otherwise deliverable to you a number of shares that does not exceed by more than a fractional share the amount necessary to satisfy the minimum withholding amount for your tax obligations, (ii) by selling or arranging for the sale on your behalf of a whole number shares of Boston Scientific common stock that you acquire pursuant to your deferred stock units which is sufficient, after deduction of sale commissions and fees, to satisfy minimum withholding amount for your tax obligations, or (iii) by withholding from your wages or other cash compensation paid to you by Boston Scientific, its subsidiaries and its affiliates amounts sufficient to satisfy your tax obligations. Finally, you agree to pay to Boston Scientific, its subsidiaries and its affiliates any amount of your tax obligations that Boston Scientific, its subsidiaries and its affiliates may be required to withhold as a result of your participation in the offer that cannot be satisfied by the means previously described. Boston Scientific will have no obligation to deliver shares pursuant to your deferred stock units until your tax obligations have been satisfied.
     10. Electronic Delivery of Documents. Any document relating to participation in the offer or any notice required or permitted by the Offer to Exchange or the Election Form shall be given in writing and shall be deemed effectively given only upon receipt by Mellon. The Offer to Exchange, the Election

Form, these Instructions, the Award, the Stock Plan and any other communications to option holders in connection with the offer (collectively, the “documents”) may be delivered, if local law allows, to you electronically. By executing this Election Form, you acknowledge that you have read these Instructions and consent to the electronic delivery of the documents. You acknowledge that you may receive from Boston Scientific a paper copy of any documents delivered electronically at no cost to you by contacting Mellon by telephone using the contact information on this website. Similarly, you have been advised that you must provide Mellon with a paper copy of any documents if you elect to not use this website. You may revoke your consent to the electronic delivery of documents described in these Instructions or may change the electronic mail address to which such documents are to be delivered (if you have provided an electronic mail address) at any time by notifying Boston Scientific of such revoked consent or revised email address by telephone, postal service or electronic mail.
     11. Governing Law and Documents. An election to exchange is governed by, and subject to, United States federal and Massachusetts state law, as well as the terms and conditions set forth in the Offer to Exchange. For purposes of litigating any dispute that arises under as a result of an election to exchange or not exchange options, the parties hereby submit to and consent to the exclusive jurisdiction of Massachusetts and agree that such litigation shall be conducted in the courts of Suffolk County, Massachusetts, or the federal courts for the United States for the District of Massachusetts, where this offer is made and/or to be performed.
     12. Translations. If you have received this or any other document related to the offer translated into a language other than English and if the translated version is different than the English version, the English version will control.
PLEASE PRINT A COPY OF THIS DOCUMENT FOR YOUR RECORDS